I, Zack Johnson, certify that:

(1) the financial statements of ACK Right Endeavors LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of ACK Right Endeavors LLC included in this Form reflects accurately the information reported on the tax return for ACK Right Endeavors LLC filed for the two fiscal years ended Dec 31st, 2019.

_ZACHARY V JOHNSON_____
Zack Johnson
CEO

23rd, Oct 2020

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.